United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 13, 2026		Director of Investor Relations

Vale’s 4Q25 Performance

Feb. 13th, 2026




VALE

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) dams emergency level expectations on slide 5; (ii) C1 cash cost guidance on slide 12; (iii) all-in cost guidances on slides 12 and 13; (iv) sales volumes expectation in copper equivalent on slide 9; (v) CAPEX guidance for the long-term on slide 9; (vi) Expanded net debt range on slide 15.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

Disclaimer



1.

Opening remarks

2.

Financial Performance

Vale's strategy

Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency



Cultural Evolution
Safety
Innovation
People
Our levers
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

2025: strong delivery across-the-board

Becoming a trusted partner

- Safety culture evolution
- No dams at emergency level 3
- Steady reparation progress
- ESG risk perception improvement



Dams at emergency level
Level 3
Level 2
Level 1
35
4
7
24
-77%
8
4
4
5
4
1
2020
Current
2026

Solid performance and capital allocation

- All guidances met
- Cost reduction in all segments
- New Carajás program advanced
- Robust shareholder return

Iron ore: solid performance driven by operational excellence and key projects

Iron ore production[1] (Mt)


+6%
+3%
85
90
328
336
Original guidance: 325–335 Mt
4Q24
4Q25
2024
2025

- Vale's highest production since 2018
- Vargem Grande and Capanema projects ramping-up
- Serra Sul +20 on track to start-up in 2H26
- New product portfolio; launching of Mid-Grade Carajás product

[1] Including third-party purchases.

Vale Base Metals: double-digit production growth

Copper production (kt)


+6%
+10%
102
108
348
382
Original guidance: 340-370 kt
4Q24
4Q25
2024
2025

- Highest production level since 2018
- Record production at Salobo and consistent performance at polymetallic assets

Nickel production (kt)


+2%
+11%
46
46
160
177
Original guidance: 160-175 kt
4Q24
4Q25
2024
2025

- Highest production level since 2022
- Successful commissioning of Onça Puma's 2nd furnace and VBME ramp-up

All-in costs: delivering improvements in all segments

Iron ore (US$/t)


-3%
55.9
54.2
2024
2025

- Lower C1 cash cost[1]
- Long-term affreightment strategy gains

Copper (US$ k/t)


-77%
2.6
0.6
2024
2025

- Higher gold prices
- Record production at Salobo

Nickel (US$ k/t)


-27%
16.6
12.2
2024
2025

- Higher by-product volumes and prices
- Ramp-up of VBME and Onça Puma 2nd furnace

[1] Excluding third-party purchases.

Capital allocation: balancing growth, disciplined CAPEX and shareholder returns

VALE

Sales volumes (Mt, Cu eq.)[1]


+3%
+3%
3.7
3.8
4.3
Others[2]
Nickel
Copper
Agglomerates
Iron ore
2024
2025
2030

New Carajás program advancing

Bacaba project's construction license granted

CAPEX optimization

Consistently below US$ 6 billion level in the LT

Focused on shareholder returns

US$ 2.8 bn dividends announced in Nov-2025

[1] Based on Vale's guidance and the long-term price consensus from market analysts. Considering $85/t for iron ore (62% Fe), $140/t for pellets, $10,200/t for copper, and $17,400/t for nickel.



1.
Opening remarks

2.
Financial Performance

EBITDA: strong contribution from VBM, supported by operational excellence and pricing momentum

EBITDA Proforma 4Q25 vs. 4Q24

US$ million


17%
4,119
852
91
66
–165
–129
4,834
Proforma EBITDA 4Q24[1]
Vale Base Metals EBITDA contribution
Volume
Price
FX Effect[2]
Others[3]
Proforma EBITDA 4Q25[1]
Iron ore fines and pellets

[1] Excluding Brumadinho expenses and non-recurring items. [2] Including Iron Solutions and non-allocated to segments items. Not including Vale Base Metals. [3] Including EBITDA from Associates and JVs, expenses not allocated to segments and other effects.

Iron ore costs: guidances delivered in 2025; continuous improvement in 2026

C1 cash cost, ex-third-party purchases

US$/t



Original 2025 guidance: 20.5–22.0
13%
18.8
21.3
21.3
20.0–21.5
4Q24
4Q25
2025
2026 (guidance)

Main effects in 4Q25 (y/y)

- FX Effect (US$ +1.0/t)
- Higher planned maintenance activities (US$ +0.9/t)
- Production mix effect (US$ +0.7/t)
- Efficiency gains effect on inventory turnover (US$ -1.0/t)

Iron ore & Pellets all-in costs

US$/t



Original 2025 guidance: 53.0–57.0
10%
49.5
54.3
54.2
52.0–56.0
4Q24
4Q25
2025
2026 (guidance)

Main effects in 4Q25 (y/y)

- Lower all-in premiums (US$ +3.8/t)
- Higher C1 cash cost, ex. 3rd-party (US$ +2.5/t)
- Lower freight costs (US$ -2.0/t)

Base metals costs: higher volumes, fixed cost dilution and by-product prices tailwind

Copper all-in costs

'000 US$/t


Original 2025 guidance: 2.8-3.3
-2.0
1.1
-0.9
0.6
1.0-1.5
4Q24
4Q25
2025
2026 (guidance)

Main effects in 4Q25 (y/y)

- Higher by-product revenues (US$ -2.3 k/t)
- Higher COGS, mainly due to FX effect (US$ +0.5 k/t)

Nickel all-in costs

'000 US$/t


Original 2025 guidance: 14.0-15.5
-4.9
13.9
9.0
12.2
12.0-13.5
4Q24
4Q25
2025
2026 (guidance)

Main effects in 4Q25 (y/y)

- Higher by-products revenues (US$ -3.1k/t)
- Lower COGS, mainly due to VBME ramp-up (US$ -1.4 k/t)

FCF: strong EBITDA translated into robust cash flow generation in the quarter

VALE

Free cash flow – 4Q25

US$ million



4,834
Proforma EBITDA
179
Working capital variation
–2,030
CAPEX
–498
Net financial expenses & income taxes¹
–111
Associates & JVs²
–181
Brumadinho incurred expenses & dam decharacterization³
–505
Others⁴
1,688
Free Cash Flow (recurring)
–456
Brumadinho & Samarco⁵
300
Cash management and others
1,532
Increase in cash & equivalents
Cash flow
Debt & commitments amortization and cash/liability management

[1] Includes income taxes and REFIS (US$ –360 million), interests on loans and borrowings (US$ –306 million), leasing (US$ –69 million), net cash received on settlement of derivatives (US$ 203 million), and other financial revenues (US$ 34 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ –75 million) and payments on dam decharacterization (US$ –106 million). [4] Includes disbursements related to railway concession contracts (US$ –159 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes US$ –23 million in debt repayment, US$ 420 billion in new loans & bonds and US$ –97 million related interest on capital paid taxes.

Expanded net debt: trending towards mid-range, supported by solid FCF



Expanded net debt
US$ million
16,640
-1,688
97
-8
619
-81
15,579
Cash effects
Accounting effects
US$ 20 bn
Moving towards the mid-range of the target
US$ 10 bn
Expanded net debt 3Q25
Recurring FCF
Interest on capital announced (tax effect)
Swaps adjustments (mark-to-market)
Provisions adjustments
Debt, leases and cash adjustments (FX, others)
Expanded net debt 4Q25

Key takeaways

Safety is our core value
Achieving the best indicators in Vale's history

Culture and strategy supporting ambition
Leading value creation in the mining industry

Focus on operational excellence
Continue to deliver consistent performance

Building the right portfolio
Advancing on New Carajás program; leveraging on unique endowment

Disciplined capital allocation
Balancing capex, growth and strong shareholder returns


VALE

Q&A